SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b)

AND AMENDMENTS FILED THERETO FILED PURSUANT TO RULE 13D-2(b)

Under the Securities Exchange Act of 1934

(Amendment No.      4   )*

Liz Claiborne, Inc.

(Name of Issuer)

Common Stock

(Title of Classes of Securities)

                                                                           539320101

(CUSIP Numbers)

August 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
:X Rule 13d	1(b)
: Rule 13d	1(c)
Rule 13d	1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 539320101

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Invesco Ltd.
IRS # 980557567

AIM Funds Management Inc.

Aim Advisors, Inc.

Powershares Capital Management LLC

Powershares Capital Management Ireland LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4

CITIZENSHIP OR PLACE OF ORGANIZATION

Invesco Ltd.-Bermuda

AIM Funds Management Inc.-Canada

Aim Advisors, Inc.-United States

Powershares Capital Management LLC-United States

Powershares Capital Management Ireland LLC-Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,720,088 AIM Funds Management Inc. 3,290,450 Aim Advisors, Inc. 414,124 Powershares Capital Management LLC 15,165 Powershares Capital Management Ireland LLC 349
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,720,088 AIM Funds Management Inc. 3,290,450 Aim Advisors, Inc. 414,124 Powershares Capital Management LLC 15,165 Powershares Capital Management Ireland LLC 349
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,720,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%
12	TYPE OF REPORTING PERSON* IA, HC. See Items 2 and 3 of this statement

Item 1(a) Name of Issuer:

Liz Claiborne, Inc.

(b). Address of Issuer’s Principal Executive Offices:

1444 Broadway New York, NY 10018

Item 2 (a). Name of Person Filing:

Invesco Ltd.

In accordance with Securities and Exchange Commission Release

No. 34-39538 (January 12, 1998), this statement on Schedule

13G or amendment thereto is being filed by Invesco Ltd.

("Invesco"), a Bermuda Company, on behalf of itself and its

subsidiaries listed in Item 4 of the cover of this statement.

Invesco through such subsidiaries provides investment

management services to institutional and individual investors worldwide.

Executive officers and directors of Invesco or its

subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. Invesco and

its subsidiaries disclaim beneficial ownership of Shares

beneficially owned by any of their executive officers and

directors. Each of Invesco’s direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially

owned by Invesco and any other subsidiary.

(b). Address of Principal Business Office or, if none, residence of filing person:

1555 Peachtree Street NE; Atlanta, GA 30309; United States

(c). Citizenship of filing person:

See the response to Item 2(a) of this statement

(d). Title of Classes of Securities:

Common Stock $1 par value per share

(e). CUSIP Numbers:

539320101

Item 3. If this statement is filed pursuant to ss240.13d-1(b) or

240.13d-2(b) or (c), check whether the person filing is a:

(e) ☒ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(g) ☒ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

As noted in Item 2 above, Invesco is making this filing on

behalf of its subsidiaries listed herein. Each of these

entities is either an investment adviser registered with the

United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. Invesco is a holding

company.

Item 4. Ownership:

Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being

reported on By the Parent Holding Company:

Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8. Identification and Classification of Members of the Group:

N/A

Item 9. Notice of Dissolution of a Group:

N/A

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not

acquired and are not held for the purpose of or with the

effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in

connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.

09/09/2008

Date

Invesco Ltd.

By: /s/ Lisa Brinkley
Lisa Brinkley
Global Compliance Director